Exhibit 3.1

AMENDMENTS TO THE

AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION

OF

DENALI CAPITAL ACQUISITION CORP.

(the “Company”)

RESOLVED, as a special resolution that the Company’s Amended and Restated Memorandum and Articles of Association be amended by deleting Articles 49.7 and 49.8 in their entirety and replacing them with the following:

49.7 In the event that the Company does not consummate a Business Combination by October 11, 2023 (the “Termination Date”), or either (i) such earlier date as determined by the Directors or (ii) such later time as the Members may approve in accordance with the Articles, the Company shall:

(a) cease all operations except for the purpose of winding up;

(b) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company (less taxes payable and up to US$100,000 of interest to pay dissolution expenses), divided by the number of then Public Shares in issue, which redemption will completely extinguish public Members’ rights as Members (including the right to receive further liquidation distributions, if any); and

(c) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining Members and the Directors, liquidate and dissolve,

subject in each case to its obligations under Cayman Islands law to provide for claims of creditors and other requirements of Applicable Law. Notwithstanding the foregoing or any other provision of the Articles, without the need for any further approval of the Members, the Directors may, if requested by the Sponsor and upon five days advance notice prior to the applicable deadline, extend the Termination Date by up to nine (9) times, each by an additional one month (each, an “Extended Termination Date”), subject to the Sponsor, or its Affiliates or permitted designees, depositing in proceeds into the Trust Account on or prior to the date of the applicable deadline, the lesser of (a) an aggregate of US$50,000 or (b) US$0.03 per Public Share that remains outstanding and is not redeemed prior to any such one-month extension.

49.8 In the event that any amendment is made to the Articles:

(a) to modify the substance or timing of the Company’s obligation to allow redemption in connection with a Business Combination or redeem 100 per cent of the Public Shares if the Company does not consummate a Business Combination on or before the Termination Date (or, if the Directors have resolved to extend the period of time to consummate a Business Combination as described in Article 49.7, by the applicable Extended Termination Date); or

(b) with respect to any other provision relating to Members’ rights or pre-Business Combination activity, each holder of Public Shares who is not the Sponsor, a Founder, Officer or Director shall be provided with the opportunity to redeem their Public Shares upon the approval or effectiveness of any such amendment at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company to pay its taxes, divided by the number of then issued and outstanding Public Shares.

RESOLVED, as a special resolution that, subject to and conditional upon the approval of the replacement of Articles 49.7 and 49.8 of the Company’s Amended and Restated Memorandum and Articles of Association immediately prior to the consideration of this resolution:

The Company’s Amended and Restated Memorandum and Articles of Association be amended by deleting Articles 17.2 and 49.10 in their entirety and replacing them with the following:

17.2 Class B Shares shall automatically convert into Class A Shares on a one-for-one basis (the “Initial Conversion Ratio”) at any time before or concurrently with or immediately following the consummation of a Business Combination at the option of the holders thereof.

49.10 Except in connection with the conversion of Class B Shares into Class A Shares pursuant to Article 17.2 where the holders of such Shares have waived any right to receive funds from the Trust Fund, after the issue of Public Shares, and prior to the consummation of a Business Combination, the Company shall not issue additional Shares or any other securities that would entitle the holders thereof to:

(a)  receive funds from the Trust Account; or

(b) vote as a class with Public Shares on a Business Combination.

RESOLVED, as a special resolution that, effective immediately, the Amended and Restated Memorandum and Articles of Association of the Company be amended by:

(a) amending Article 49.2(b) by deleting the words:

“provide Members with the opportunity to have their Shares repurchased by means of a tender offer for a per-Share repurchase price payable in cash, equal to the aggregate amount then on deposit in the Trust Account, calculated as of two business days prior to the consummation of such Business Combination, including interest earned on the Trust Account (net of taxes paid or payable, if any), divided by the number of then issued Public Shares, provided that the Company shall not repurchase Public Shares in an amount that would cause the Company’s net tangible assets to be less than US$5,000,001 prior to or upon consummation of such Business Combination. Such obligation to repurchase Shares is subject to the completion of the proposed Business Combination to which it relates.”

and replacing them with the words:

“provide Members with the opportunity to have their Shares repurchased by means of a tender offer for a per-Share repurchase price payable in cash, equal to the aggregate amount then on deposit in the Trust Account, calculated as of two business days prior to the consummation of such Business Combination, including interest earned on the Trust Account (net of taxes paid or payable, if any), divided by the number of then issued Public Shares. Such obligation to repurchase Shares is subject to the completion of the proposed Business Combination to which it relates.”

(b) amending Article 49.4 by deleting the words:

“At a general meeting called for the purposes of approving a Business Combination pursuant to this Article, in the event that such Business Combination is approved by Ordinary Resolution, the Company shall be authorised to consummate such Business Combination, provided that the Company shall not consummate such Business Combination unless the Company has net tangible assets of at least US$5,000,001 immediately prior to, or upon such consummation of, or any greater net tangible asset or cash requirement that may be contained in the agreement relating to, such Business Combination.”

and replacing them with the words:

“At a general meeting called for the purposes of approving a Business Combination pursuant to this Article, in the event that such Business Combination is approved by Ordinary Resolution, the Company shall be authorised to consummate such Business Combination.”

(c) amending Article 49.5 by deleting the words:

“The Company shall not redeem Public Shares that would cause the Company’s net tangible assets to be less than US$5,000,001 following such redemptions (the “Redemption Limitation”).